Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 15, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2023;

•	to disclose the calculation of our May 31, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

July 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2023 (and repurchases as of June 30, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0573
Class T	$24.8167
Class D	$24.8573
Class M	$24.9270
Class I	$24.2431
Class F*	$25.0457
Class Y*	$24.1911

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2023.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2023 (dollar amounts in thousands):

Components of NAV	May 31, 2023
Loans receivable	$7,670,900
Investment in real estate	192,085
Mortgage-backed securities held-to-maturity	92,251
Mortgage-backed securities available-for-sale, at fair value	172,506
Cash and cash equivalents	224,680
Restricted cash	17,423
Other assets	65,108
Collateralized loan obligation, net of deferred financing costs	(4,341,595)
Repurchase agreements payable, net of deferred financing costs	(285,755)
Credit facility payable, net of deferred financing costs	(839,191)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,236)
Other liabilities	(99,744)

Net asset value	$2,744,864

Number of outstanding shares	110,970,954

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2023, we accrued under GAAP $112,651 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,520,959	$38,573	$19,134	$118,088	$1,007,413	$18,764	$21,933	$2,744,864
Number of outstanding shares	60,699,118	1,554,304	769,738	4,737,360	41,554,599	749,187	906,648	110,970,954

NAV per Share as of May 31, 2023	$25.0573	$24.8167	$24.8573	$24.9270	$24.2431	$25.0457	$24.1911

Market Update

Driven by solid economic data, yields on 2- year and 10-year Treasuries moved higher in May and above the range they had generally traded in since the regional bank pressures in late March. The 2-year Treasury ended the month 33 bps higher, at 4.39%, while the 10-year Treasury rose 18 bps, to 3.63%. Against this backdrop, the Bloomberg Agg returned -1.09% in May. While short-term Treasury rates crossed 5% earlier this year, rapid swings in investor sentiment and economic data have resulted in significant volatility, which, at times, reached levels last seen during the GFC.

Amid elevated mortgage rates and a pullback in CRE bank lending, CRE deal volume retreated further in April, nearing levels last seen in early 2020.1 CRE transaction volume fell -72% from a year earlier.1 The decline was relatively uniform across the sector as three of the four major property types saw their deal volume fall in the low- to mid-70% range from a year earlier.1 Office (-63%) fared better as it generally had a lower hurdle to beat from 2022.1

Property prices also continued their march lower in April, down -9.4% compared to an annual decline of -8.0% in March. Outside of hotel, which continues to benefit from strong travel demand, all major property types declined. Apartment prices (-12.1%) again led the way lower as buyers and sellers seek a new equilibrium following several years of steep price increases. Industrial (-0.8%) saw the smallest price decline in April.1

Despite the repricing of CRE asset values, the underlying cash flow fundamentals for most property types remain stable. National vacancy rates are either declining or below pre-COVID levels in three of the four major sectors (office being the outlier). The delinquency rate for CMBS rose in May driven by rising retail (6.67%) and office (4.02%) delinquencies, yet the overall rate of 3.62% remains well contained relative to prior periods of stress.2 Meanwhile, distressed sales made up just 1.4% of total sales in Q1 2023, up just 10 bps from a year earlier and well below than the 2% average for the five-year period before the pandemic.1 The negligible level of distressed sales across both periods underscores the more prudent underwriting of the past decade, as well as lenders’ ability to continue providing capital in this uncertain backdrop.

Approximately $400 billion in par value of CRE loans will mature this year. At roughly 8% of total outstanding debt, this level is not dissimilar from the average year historically. Declining CRE prices and regional bank stress increase the uncertainty around debt financing capacity in the near-term, particularly among traditional CRE lenders. However, we see three main supports that should make the debt market better positioned relative to the GFC, including 1) a prolonged run of price appreciation and rent growth 2) conservate underwriting standards and 3) better lender diversity. In fact, alternative lenders—those outside banks and CMBS—have accounted for between 30% and 40% of the growth in CRE lending over the past five years and remain well positioned given significant levels of dry powder. Many of these lenders do not face the same headwinds to financing their operations as banks (deposit flight) and CMBS (uncooperative public markets) do. Even as certain players pull back, there are more than double the number of unique lenders to office properties active today as there were just a decade ago.

[1]	MSCI Real Capital Analytics, as of April 30, 2023. Latest data available.
[2]	Trepp, as of May 31, 2023

Portfolio Update

We generated positive total returns across all share classes in May driven by a stable, attractive level of income and an increase of approximately $0.02 per share month-over-month in our net asset value.

The Board of Directors approved an increase to the distribution rate of approximately 25 basis points across all share classes effective with the payment of the June distribution, which was driven by the continued strong performance of the portfolio and the positive impact of rising interest rates on our loan portfolio. This marks the third distribution increase over the last six months and, we believe, reflects the health of our senior loan portfolio.

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As a result, the annualized distribution rate is 7.62% for Class I shares, 7.13% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.59% for Class T shares, based on the July 1, 2023 transaction price.

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The tax equivalent distribution rate is 8.52% for Class I shares, 7.97% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.36% for Class T shares, based on the July 1, 2023 transaction price.[1]

We met 100% of repurchase requests in May.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

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Continued strong performance of the portfolio as 100% of the portfolio was comprised by performing assets. We have generated positive total returns in 63 out of 65 months; our largest monthly drawdown was just -0.27% in March 2020.

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High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) across our entire senior loan portfolio was 67% at the time of loan closing, the average loan-to-value for our senior Office and Retail loans was just 60% and 55%, respectively, at the time of loan closing as of May 31, 2023.

•

No material near-term loan maturities. Few of the portfolio’s borrowers are subject to near-term refinancing risk as approximately just 9% of the portfolio’s loans have an initial maturity date in the next 12 months.

•	The long-term nature of our borrowings as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of May 31, 2023. The portfolio’s duration was just 0.16 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

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Dry powder for new investments: With a strong balance sheet and significant positive net inflows, we remain well positioned compared to many traditional lenders, who have reduced lending capacity amid recent banking pressures.

[1]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.24% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.375% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 23,619,631 shares of our common stock (consisting of 10,925,237 Class S shares, 11,755,929 Class I shares, 74,035 Class T shares, 132,729 Class D shares, and 731,702 Class M shares) in the primary offering for total proceeds of $584.8 million and (ii) 1,917,796 shares of our common stock (consisting of 1,054,777 Class S shares, 761,348 Class I shares, 27,633 Class T shares, 10,098 Class D shares, and 63,939 Class M shares) pursuant to our distribution reinvestment plan for a total value of $47.5 million.